 Filed pursuant to Rule 253(g)(2)
File No. 024-12228

Offering Circular, Dated July 12, 2023

BAKER GLOBAL ASSET MANAGEMENT INC.

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(516) 931-1090; www.benjaminsecurities.com

Best Efforts Offering of up to 1,000,000 Shares of Common Stock

This is the initial public offering of securities of Baker Global Asset Management Inc., a New York corporation (“we,” “us,” “our” or “our company”). We are offering up to 1,000,000 shares of common stock at an offering price of $5.00 per share for aggregate maximum gross proceeds of $5,000,000. There is no minimum number of shares that must be sold in order to close this offering. Benjamin Securities, Inc., or Benjamin, our wholly owned subsidiary, which is a broker-dealer registered with the U.S. Securities and Exchange Commission, or SEC, and a member of the Financial Industry Regulatory Authority, or FINRA, will be participating (as defined in FINRA Rule 5110(j)(16)) in this public offering. Further, our Chief Executive Officer, Mr. William T. Baker, who is also a registered representative of Benjamin, will be providing services in connection with this offering, including providing copies and discussing this offering circular with potential investors having accounts with Benjamin, and has been involved and engaged in determining the price of our common stock being sold in the offering in consultation with Alexander Capital, L.P., member FINRA/SIPC (“Alexander” or the “Placement Agent”). For further information regarding this offering and any potential conflicts of interest herein, please see the sections entitled “Plan of Distribution” beginning on page 14, and “Securities Being Offered” beginning on page 32.

This is our initial public offering, and no public market currently exists for our stock. The offering price may not reflect the market price of our stock after this offering. Our common stock is not listed for trading on any exchange or automated quotation system. We intend to apply for quotation on one of the tiers of the OTC Markets. There can be no assurance that such an application for quotation will be approved. This offering is not conditioned upon our quotation on any tier of the OTC Markets.

This offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after the offering statement of which this offering circular is a part has been qualified by the SEC or (3) the date on which this offering is earlier terminated by us in our sole discretion.

This offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings and there is no minimum offering amount. We may hold a series of closings at which we receive the funds from the applicable clearing firm and issue the shares to investors. See the sections entitled “Plan of Distribution” and “Securities Being Offered” for a description of our capital stock.

	Price to Public	Broker-Dealer Discount and Commissions(1)	Proceeds to Issuer	Proceeds to Other Persons
Per share	$5.00	$0.30	$4.70	$0.00
Total Maximum	$5,000,000	$300,000	$4,700,000	$0.00

(1)	We have engaged Alexander Capital, L.P., member FINRA/SIPC (“Alexander” or the “Placement Agent”), to act as placement agent and qualified independent underwriter for this offering, in exchange for a fee of 6% of the amount of the securities sold in this offering. We have also agreed to reimburse the Placement Agent for a success based non-accountable expense allowance equal to 1.0% of the gross proceeds raised in this offering. The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, selling and other costs incurred in this offering. See the section entitled “Plan of Distribution” for details.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and, as such, may elect to comply with certain reduced reporting requirements for this offering circular and future filings after this offering.

Investing in this offering involves a high degree of risk, and you should not invest unless you can afford to lose your entire investment. See the section entitled “Risk Factors” beginning on page 3 for a discussion of certain risks that you should consider in connection with an investment in our securities.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This offering circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

Securities offered through:

ALEXANDER CAPITAL, L.P.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this offering circular. We have not, and the Placement Agent has not, authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

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SUMMARY

This summary highlights information contained elsewhere in this offering circular. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire offering circular carefully, including the “Risk Factors” section, our historical financial statements and the notes thereto, each included elsewhere in this offering circular.

Our Company

Overview

Baker Global Asset Management, Inc. is a holding company which owns all of the issued and outstanding stock of Benjamin Securities, Inc., or Benjamin. Benjamin is a boutique investment firm established in 1977 and has been a FINRA licensed broker-dealer since 1979 and a registered investment advisor registered with the SEC since 1987. On May 24, 2022, FINRA granted the application of Benjamin to expand its business to include investment banking services, and the application was confirmed complete by FINRA on October 20, 2022.

Our Industry

We believe there is significant growth, profit potential, and opportunity in the financial services industry over the near and long term. Growth in overall economic activity, growth in investable funds, and globalization of the world economy over the long term should continue to provide growth in the financial services industry. While the future economic environment may not be as favorable as recent history, we believe these trends will result in long term growth for the financial services industry.

Our Services

Benjamin is currently engaged in the Registered Investment Advisory business where we provide investment selection, securities purchases, and securities sales services for our clients under a fee agreement. These agreements generally pay us a percentage of assets under management, which align our goals of increased revenue with the clients’ goals of asset growth.

We are also engaged in the securities brokerage business where we provide advice and order execution services for a commission.

Benjamin also provides investment banking and capital markets advisory services as well as marketing and sales support for capital market transactions.

Our Customer Base

Our typical customer has between $100,000 and $5,000,000 in investable assets. We believe this market presents opportunity as it is generally underserved by the larger investment firms. Also, many firms that handle accounts in this asset range do not actively manage the assets.

Our capital markets clients are typically smaller companies that need investment banking services too small for larger firms.

Competitive Strengths

Competition is strong in the financial services industry. We compete against small local brokers and asset managers, as well as large, multinational banks, Investment Banking firms, and large asset managers. We believe that we distinguish ourselves by maintaining strong client relationships.

In asset management and securities brokerage, we believe that the methodology we use in making investment decisions (using earnings estimates for one and three year periods as well as price to earnings ratios to calculate what we consider to be a fair market range for the stocks we invest in) distinguishes us from many of the smaller or regional asset managers.

Growth Strategies

Our strategy is to grow our core businesses of asset management and advisory services. We believe that asset management is one of the fastest growing segments of the financial services industry. Not only will we focus on internal growth of our asset management and advisory services business, but we will also consider acquiring other advisory firms that not only fit with our strategy, but present favorable returns on invested capital.

We intend to expand our investment banking services, as well as principal investments and trading. Investment banking represents an opportunity for us as a member of a selling group, as an underwriter, as well as in mergers and acquisitions advisory work.

In addition, we will be looking to expand our geographic reach. We believe there is plenty of growth opportunity by expanding our geographic reach nationally, as well as internationally.

Stock Split

We are a New York corporation that was incorporated on May 13, 2010. On June 7, 2022, we completed a 7,500-for-1 forward stock split of our outstanding common stock. As a result of this stock split, our issued and outstanding common stock was increased from 200 shares to 1,500,000 shares. All share and per share information contained in this offering circular reflects this stock split.

Corporate Information

Our principal executive offices are located at 750 Veterans Memorial Highway, Suite 210, Hauppauge, NY 11788 and our telephone number is (516) 931-1090. We maintain a website at www.benjaminsecurities.com. Information available on our website is not incorporated by reference in and is not deemed a part of this offering circular.

The offering

Securities being offered:	Up to 1,000,000 shares of common stock, $0.0001 par value, for a maximum offering amount of $5,000,000.

Offering price per share:	$5.00 per share.

Minimum subscription:	The minimum subscription amount is $500.

Plan of distribution:	We have engaged Alexander Capital, L.P., a broker-dealer registered with the SEC and a member of FINRA/SIPC (“Alexander” or the “Placement Agent”), to act as the placement agent and qualified independent underwriter of this offering to assist in the placement of our securities on a “best efforts” basis. The Placement Agent may engage soliciting dealers who are FINRA members and registered with the SEC. See “Plan of Distribution” for more details.

Restrictions on investment amount:	Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Termination of the offering:	This offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after the offering statement of which this offering circular is a part has been qualified by the SEC or (3) the date on which this offering is earlier terminated by us and the Placement Agent in our sole discretion.

Use of proceeds:

We estimate that, at a per share price of $5.00, the net proceeds from the sale of the 1,000,000 shares in this offering will be approximately $4,441,640, after deducting the estimated offering expenses of approximately $558,360 We intend to use the net proceeds of this offering to pay off our existing bridge loan, to redeem a portion of our outstanding preferred stock, to provide working capital for our firm that will allow us to expand our investment banking business, and to pay for marketing, administrative and corporate expenses, professional fees and compensation, and working capital reserves. Because we are a holding company, and all of our operations are conducted through our wholly-owned subsidiary, Benjamin Securities, Inc., at least five percent of the net offering proceeds, not including underwriting compensation, are intended to be directed to Benjamin, its affiliates and associated persons, in the aggregate. See the section entitled “Use of Proceeds” for details.

Conflicts of interest:

Because our wholly-owned subsidiary, Benjamin Securities Inc., is a FINRA member, is controlled by us, and will be participating (as defined in FINRA Rule 5110(j)(16)) in this offering, and the price of the shares has been determined by us, this offering will be conducted in accordance with FINRA Rule 5121(a)(2). This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of this offering circular, and has exercised the usual standards of “due diligence” in respect thereto. Alexander has agreed, in addition to acting as placement agent, to act as qualified independent underwriter for this offering.

Market for our Common Stock:	Our common stock is not listed for trading on any exchange or automated quotation system. We intend to apply for quotation on the OTC Market. There can be no assurance that such an application for quotation will be approved. This offering is not conditioned upon our quotation on any tier of the OTC Markets.

Risk factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

RISK FACTORS

Investing in our shares involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information in this offering circular, including our consolidated financial statements and related notes, before you decide to purchase our common stock. If any of the following risks actually materializes, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to our Business

Our business may be harmed by global events beyond our control, including overall slowdowns in securities trading.

Like other brokerage and financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities and futures transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. A weakness in equity markets, such as a slowdown causing reduction in trading volume in U.S. or foreign securities and derivatives, has historically resulted in reduced transaction revenues and would have a material adverse effect on our business, financial condition and results of operations.

Because our revenues and profitability depend on trading volume, they are prone to significant fluctuations and are difficult to predict.

Our revenues are dependent on the level of trading activity on securities exchanges in the United States and abroad. In the past, our revenues and operating results have varied significantly from period to period due to trends in the underlying markets, and to fluctuations in trading levels. As a result, period to period comparisons of our revenues and operating results may not be meaningful, and future revenues and profitability may be subject to significant fluctuations or declines.

Our business could be harmed by a systemic market event.

Some market participants could be overleveraged. In case of sudden, large price movements, such market participants may not be able to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could collapse, and the impact of such an event could be catastrophic to our business.

Our operations and business have been affected by the COVID-19 pandemic, and may be materially and adversely impacted in the future.

We face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business and financial conditions. In December 2019, an outbreak of a novel strain of coronavirus, or COVID-19, emerged and has since spread worldwide, posing public health risks that have reached pandemic proportions. In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has disrupted global supply chains and workforce participation, including our own, and created significant volatility and disruption of financial markets. A prolonged economic downturn and adverse impact to global economies or a sustained slowdown in growth or demand could have an adverse effect on our business.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Governments in the United States and many other countries, as well as other entities, have imposed economic sanctions on certain Russian individuals, including politicians, and Russian corporate and banking entities. These entities could also institute broader sanctions on Russia, including banning Russia from global payments systems that facilitate cross-border payments. These sanctions, or even the threat of further sanctions, may result in the decline of the value and liquidity of Russian securities, a weakening of the ruble or other adverse consequences to the global economy.

The current war in Ukraine, and geopolitical events stemming from such conflicts, could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. The extent and duration of the military action, resulting sanctions and resulting future market disruptions in the region are impossible to predict, but could be significant and have a severe adverse effect worldwide on financial markets and the economy.

Any of the abovementioned factors could have an adverse effect on our business.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank Corp., or Signature, and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not a borrower under or party to any material letter of credit or any other such instruments with SVB, Signature or any other financial institution currently in receivership, if we enter into any such instruments and any of our lenders or counterparties to such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our partners, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to credit agreements and arrangements with these financial institutions, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of these financial institutions and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These risks include, but may not be limited to, the following:

●	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

●	inability to enter into credit facilities or other working capital resources;

●	potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or

●	termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial and/or contractual obligations, or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier, or the loss of any significant supplier relationships, could cause us to suffer material losses and may have a material adverse impact on our business.

The valuation of the financial instruments we hold may result in large and occasionally anomalous swings in the value of our positions and in our earnings in any period.

The market prices of our long and short positions are reflected on our books at closing prices which are typically the last trade price before the official close of the primary exchange on which each such security trades. Given that we manage an equity and fixed income portfolio, we may have large and substantially offsetting positions in securities that trade on different exchanges. As a result, there may be large and occasionally anomalous swings in the value of our positions daily and, accordingly, in our earnings in any period.

Financial services firms are subject to significant scrutiny, which may result in financial liability and reputational harm from adverse regulatory actions.

Our subsidiary, Benjamin Securities Inc., is registered as a broker-dealer and an investment advisor under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is a member of, and subject to, regulation, examination and supervision by the SEC, FINRA, other self-regulatory organizations and state securities regulators. As such, we are subject to regulations that cover all aspects of the securities business, including, sales methods, trade practices, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping and the conduct and qualification of officers and employees. In particular, as a registered broker- dealer and member of various self-regulatory organizations, Benjamin is subject to the SEC’s uniform net capital rule, Rule 15c3-1 of the Exchange Act, which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of its assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC’s uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

The SEC has adopted rule amendments that establish alternative net capital requirements for broker-dealers that are part of a consolidated supervised entity. As a condition to its use of the alternative method, a broker-dealer’s ultimate holding company and affiliates (referred to collectively as a “consolidated supervised entity”) must consent to group-wide supervision and examination by the SEC. If we elect to become subject to the SEC’s group-wide supervision, we will be required to report to the SEC computations of our capital adequacy.

Failure to comply with applicable regulations could subject our wholly owned broker-dealer to fines or to suspension or revocation of its licenses by the SEC or expulsion from FINRA.

Firms in the financial services industry have experienced increased scrutiny and larger potential penalties and fines in recent years from a variety of regulators. This regulatory and enforcement environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC or other regulatory authorities or self-regulatory organizations that supervise the financial markets. Our failure to comply in the future with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of the registration of us or any of our subsidiaries. Even if a sanction imposed against us or our personnel is small in monetary amount, adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and cause us to lose existing clients or fail to gain new clients.

In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts. The SEC and other federal and state regulators have increased their scrutiny of potential conflicts of interest. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly seek to review and update our policies, controls and procedures. However, appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with conflicts of interest. Our policies and procedures to address or limit actual or perceived conflicts may also result in increased costs, additional operational personnel and increased regulatory risk.

The effort to combat money laundering and terrorist financing is a priority in governmental policy with respect to financial institutions. The obligation of financial institutions, including ourselves, to identify their clients, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs.

Asset management businesses have experienced a number of highly publicized regulatory inquiries concerning market timing, late trading and other activities that focus on the mutual fund industry. These inquiries have resulted in increased scrutiny within the industry and new rules and regulations for mutual funds, investment advisers and broker-dealers. Although we do not act as an investment adviser to mutual funds, the regulatory scrutiny and rulemaking initiatives may result in an increase in operational and compliance costs.

Any failure to comply with applicable regulatory requirements may result in significant regulatory sanctions, client litigation or harm to our reputation, each of which may have an adverse effect on our financial condition.

Our success depends on the services of our Chief Executive Officer, the loss of whom could disrupt our business.

We depend to a large extent on the services of our founder and CEO, Mr. William Thomas Baker. Given his knowledge and experience, he is important to our future prospects and development as we rely on his expertise in developing our business strategies and maintaining our operations. The loss of the service of Mr. Baker and the failure to find a timely replacement with comparable experience and expertise could disrupt and adversely affect our business. Furthermore, we have not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Mr. Baker dies or becomes disabled, we will not receive any compensation to assist with his absence. The loss of Mr. Baker would have a significant negative impact on our company, its operations and its revenues.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks.

Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, and breach of contract or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances, and, as a result, default risks may arise from events or circumstances that are difficult to detect, foresee or reasonably guard against. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. If any of the variety of processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses.

Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

The auditors’ opinion included in our audited financial statements for the year ended August 31, 2022 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. As reflected in the financial statements, we had an accumulated deficit of $160,958 at August 31, 2022. We also had accounts payable of $75,768, and a note payable of $410,083 on the balance sheet at August 31, 2022. These factors raise substantial doubt about our ability to continue as a going concern. We are attempting to operate and generate sufficient revenue. We also intend to raise additional funds by way of this offering. While we believe in the viability of our strategy, our ability to generate sufficient revenue, and our ability to raise additional funds, there can be no assurances to that effect. Our ability to continue as a going concern is dependent upon our ability to further implement our business plan and generate sufficient revenue and our ability to raise additional funds. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Our operations and infrastructure and those of the service providers upon which we rely may malfunction or fail.

We outsource certain aspects of our technology infrastructure, including data centers, disaster recovery systems, and wide area networks, as well as some trading applications. We depend on our technology providers to manage and monitor those functions. A disruption of any of the outsourced services would be out of our control and could negatively impact our business. We have experienced disruptions on occasion, none of which has been material to our operations or results. However, we cannot guarantee that future disruptions with these providers will not occur or that their impact would not be material.

We also face the risk of operational failure or termination of relations with any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and to manage our exposure to risk.

In addition, our ability to conduct business may be adversely impacted by a disruption in the infrastructure, including electrical, communications, transportation and other services, that support our businesses and the area in which we are located. This may affect, among other things, our financial, accounting or other data processing systems. Nearly all of our employees work in close proximity to each other. Although we have a formal disaster recovery plan in place, if a disruption occurs and our employees are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer, and we may not be able to implement contingency plans that depend on communication or travel.

Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have an adverse impact on their integrity and/or viability. If one or more of such events occur, this could jeopardize our or our clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients’, our counterparties’ or third parties’ operations. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures or to make required notifications, and we may be subject to litigation and financial losses that are either not insured or not fully covered through any insurance that we maintain.

Employee misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

Recently, there have been a number of highly-publicized cases involving fraud or other misconduct by employees in the financial services industry, and there is a risk that our employees could engage in misconduct that adversely affects our business. For example, we often deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. We are also subject to a number of obligations and standards arising from our investment management business and our authority over the assets managed by our investment management business. The violation of these obligations and standards by any of our employees would adversely affect us and our clients. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. If our employees engage in misconduct, our business could be adversely affected.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Errors and omissions claims may negatively affect our future business and our results of operations in the future.

We are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in effecting securities transactions and rendering investment advice. These activities could involve substantial amounts of money. Since errors and omissions claims against us may allege liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, to choose suitable investments for any particular client, or to supervise our bankers and analysts. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

Competition with other financial firms may have a negative effect on our business.

We compete directly with national and regional full-service broker-dealers and a broad range of other financial service firms. Competition has increased as smaller securities firms have either ceased doing business or have been acquired by or merged into other firms. Mergers and acquisitions have increased competition from these firms, many of which have significantly greater financial, technical, marketing and other resources than the company. Many of these firms offer their customers more products and research than currently offered by us. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements. These competitors may have lower costs or provide more services, and may offer their customers more favorable commissions, fees or other terms than those offered by the company. To the extent that issuers and purchasers of securities transact business without our assistance, our operating results could be adversely affected.

Historically, we have not engaged in investment banking, although we have recently been authorized to do so.

Many of the companies we compete against, or may compete against in the future, have established investment banking practices that provide them with revenue and capital with which to expand their business and compete for customers and clients. Historically, our business has focused on providing broker-dealer services, alongside investment advisory services, to our customers. Because of this, we generate less revenue, and are less profitable, than many of our competitors who focus principally on investment banking. We’ve recently received approval from regulators to add investment banking to our business lines and have begun to engage in investment banking. This line of business has begun to generate revenue; however, we may not be able to compete effectively with more experienced providers.

We are subject to risks relating to litigation and potential securities laws liability.

We are exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, the Federal Reserve, state securities regulators, FINRA and other self-regulatory organizations (SROs) and foreign regulatory agencies. We are also subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against and resolving lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could result in a negative perception of our company and cause the market price of our common stock to decline or otherwise have an adverse effect on our business, financial condition and/or operating results.

Our computer infrastructure may be vulnerable to security breaches. Any such problems could jeopardize confidential information transmitted over the Internet, cause interruptions in our operations or cause us to have liability to third persons.

Our computer infrastructure is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. Any such problems or security breaches could cause us to have liability to one or more third parties and disrupt our operations. A party able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of information transmitted over the Internet or cause interruptions in our operations. Concerns over the security of Internet transactions and the privacy of users could also inhibit the growth of the Internet in general, particularly as a means of conducting commercial transactions. To the extent that our activities involve the storage and transmission of proprietary information such as personal financial information, security breaches could expose us to a risk of financial loss, litigation and other liabilities. Our current insurance program may protect us against some, but not all, of such losses. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management’s time when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

Risks Related to this Offering and Ownership of our Securities

Due to the lack of a current public market for our common stock, investors may have difficulty in selling stock they purchase.

Prior to this offering, no public trading market existed for our securities. There can be no assurance that a public trading market for our common stock will develop or that a public trading market, if developed, will be sustained.  We intend to apply for quotation on the OTC Market. There can be no assurance that such an application for quotation will be approved. Thus, it is anticipated that there will be little or no market for the shares sold in this offering until we are eligible to have our common stock quoted on the OTC Market and as a result, an investor may find it difficult to dispose of any shares purchased hereunder. Because there is none and may be no public market for our stock, we may not be able to secure future equity financing which would have a material adverse effect on our company.

Furthermore, when and if our common stock is eligible for quotation on the OTC Market, there can also be no assurance as to the depth or liquidity of any market for the common stock or the prices at which holders may be able to sell the shares.

As a result, investors could find it more difficult to trade, or to obtain accurate quotations of the market value of, the stock as compared to securities that are traded on the NASDAQ trading market or on an exchange. Moreover, an investor may find it difficult to dispose of any shares purchased hereunder.

Investors may have difficulty in reselling their shares due to the lack of market or state Blue Sky laws.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having our securities available for trading on the OTC Market, investors should consider any secondary market for our securities to be a limited one. We intend to seek coverage and publication of information regarding the Company in an accepted publication which permits a “manual exemption.” This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer’s balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations.  We may not be able to secure a listing containing all of this information.  Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor’s, Moody’s Investor Service, Fitch’s Investment Service, and Best’s Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin. Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

We will be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  We anticipate that our common stock will become a “penny stock”, and we will become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

We do not anticipate that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Sales of our common stock under Rule 144 could reduce the price of our stock.

Upon the consummation of this offering, there will be 1,150,000 shares of our common stock held by non-affiliates and 1,350,000 shares held by affiliates that Rule 144 of the Securities Act defines as restricted securities.  Up to 1,000,000 newly issued shares are being qualified in this offering; however, all of the remaining shares will still be subject to the resale restrictions of Rule 144.  In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least six months, may not sell in any 90-day period more than the greater of (i) one percent of the total issued and outstanding shares and (ii) the average weekly trading volume of such shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, and must resell the shares in an unsolicited brokerage transaction at the market price.  The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

This offering is being conducted on a “best efforts” basis without a minimum and we may not be able to execute our growth strategy if the $5,000,000 maximum is not sold.

If you invest in the common stock and less than all of the offered shares are sold, the risk of losing your entire investment will be increased. We are offering our common stock on a “best efforts” basis without a minimum, and we can give no assurance that all of the offered common stock will be sold. If less than $5,000,000 of common stock shares offered are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds.  No assurance can be given to you that any funds will be invested in this offering other than your own.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our shares is fixed and will not vary based on the underlying value of our assets at any time.  Our board of directors has determined the offering price in its sole discretion without the input of an investment bank or other third party.  The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals.  Therefore, the fixed offering price established for our shares may not be supported by the current value of our company or our assets at any particular time.

Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

Our officers and directors have significant control over stockholder matters, and the minority stockholders will have little or no control over our affairs. Our officers and directors will own approximately 34% of our outstanding common stock if all of the shares offered herein are sold. The shares offered for sale are exactly the same as the shares of common stock that are currently outstanding. Accordingly, our officers and directors will have control over stockholders matters, such as election of director, amendments to our articles of incorporation, and approval of significant corporate transactions. Furthermore, given the substantial equity interest held by our Chief Executive Officer, he will be able to elect directors who may be in favor of higher executive compensation packages for himself and other officers of our company than independent directors would be.  As a result, our minority stockholders will have little or no control over our affairs.

We may, in the future, issue additional shares of common stock, which would reduce investors’ percent of ownership and may dilute our share value.

Our articles of incorporation authorize the issuance of 100,000,000 shares of common stock.  Upon completion of this offering, we will have approximately 2,500,000 shares of common stock issued and outstanding. Accordingly, we may issue up to an additional 97,500,000 shares of common stock after this offering. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

Investors in this offering will experience immediate and substantial dilution.

The offering price of $5.00 per share is substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase units in the offering, you will experience immediate and substantial dilution in net tangible book value per underlying share of common stock in relation to the price that you paid for your shares We expect the dilution as a result of the offering to be $3.20 per underlying share of common stock to new investors purchasing our shares in this offering at the offering price if the maximum amount is raised. Accordingly, if we were liquidated at our net tangible book value, you would not receive the full amount of your investment.  See the section entitled “Dilution.”

We have broad discretion in the use of the net proceeds from this offering, and our use of the offering proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds of this offering for engineering and prototyping, marketing, production and inventory, administrative and corporate expenses, professional fees and compensation, and working capital reserves. However, our management has broad discretion over how these proceeds are to be used and based on unforeseen technical, commercial or regulatory issues could spend the proceeds in ways with which you may not agree.  Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations.

We have never paid cash dividends on our common stock and we do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our common stock to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

Certain provisions of our articles of incorporation may make it more difficult for a third party to effect a change-of-control.

Our articles of incorporation authorize our board of directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of existing shares, and therefore could reduce the value of such shares. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

Purchasers of our shares in this offering will experience an immediate dilution of net tangible book value per share from the public offering price.  Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares and the net tangible book value per share immediately after this offering.

After giving effect to the sale of our shares in this offering at an assumed public offering price of $5.00 per share, and after deducting the estimated offering expenses payable by us, our adjusted net tangible book value at February 28, 2023 would have been $-309,106, or $-0.16 per share, assuming the sale of the maximum number of shares offered for sale in this offering. Assuming the sale of the maximum number of shares offered for sale in this offering, this represents an immediate increase in net tangible book value per share of $1.97 to the existing stockholders and dilution in net tangible book value per share of $3.20 to new investors who purchase shares in the offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing shares.

Offering price per share	$5.00
Net tangible book value per share at February 28, 2023	$(0.16)
Adjusted net tangible book value per share after this offering	$1.80
Increase in net tangible book value per share to the existing stockholders	$1.96
Dilution in net tangible book value per share to new investors	$3.20

The following table sets forth, assuming the sale of the maximum number of shares offered for sale in this offering (after deducting our estimated offering expenses), the total number of shares previously sold to existing stockholders, the total consideration paid for the foregoing and the average price paid per share. As the table shows, new investors purchasing shares may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing stockholders.

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Existing Common Stock	1,500,000	60%	$700,000	12%	$0.47
New investors	1,000,000	40%	$5,000,000	88%	$5.00
Total	2,500,000	100%	$5,700,000	100%	$

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by our company. The investor’s stake in our company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of our company that you own will go down, even though the value of our company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as a public offering, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (such as convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2022, an investor invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December 2022, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. The investor now owns only 1.3% of the company but the investor’s stake is worth $200,000.

●	In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). The investor now owns only 0.89% of the company and the investor’s stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that we have issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of our company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

We are offering a maximum of 1,000,000 shares of common stock on a no minimum, “best efforts” basis at a price of $5.00 per share for maximum gross proceeds of up to $5,000,000. The minimum subscription amount will be $500. We may waive the minimum investment amount on a case-by-case basis in our sole discretion. There is no minimum number of shares that must be sold in order to close this offering.

The shares will be offered by Alexander Capital, L.P., a broker-dealer registered with the SEC and a member of FINRA, which we refer to as Alexander or the Placement Agent, on a “best efforts” basis pursuant to a Placement Agent Agreement between us and Alexander, which we refer to as the PAA. Pursuant to the PAA, we will pay Alexander, concurrently with each closing of this offering, a cash placement fee equal to 6% of the gross proceeds of such closing. We or Alexander may also ask other FINRA member broker-dealers that are registered with the SEC to participate as soliciting dealers for this offering. We refer to these other broker-dealers as soliciting dealers.

Conflicts of Interest/ Qualified Independent Underwriter

Because our wholly-owned subsidiary, Benjamin Securities Inc., is a FINRA member, is controlled by us, and will be participating (as defined in FINRA Rule 5110(j)(16)) in this offering, this offering will be conducted in accordance with FINRA Rule 5121(a)(2). This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of this offering circular and has exercised the usual standards of “due diligence” in respect thereto. Alexander has agreed, in addition to acting as placement agent, to act as qualified independent underwriter for this offering. Because we are a holding company, and all of our operations are conducted through our wholly-owned subsidiary, Benjamin Securities, Inc., at least five percent of the net offering proceeds, not including underwriting compensation, are intended to be directed to Benjamin, its affiliates and associated persons, in the aggregate.

Under the terms of the PAA, Alexander will:

●	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti Money Laundering), OFAC (Office of Foreign Assets Control) and other compliance background checks, and provide a recommendation to us as to whether or not to accept an investor as a subscriber;

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to us as to whether or not to accept the use of the subscription agreement for the investor’s participation;

●	Contact and/or notify us, if needed, to gather additional information or clarification on an investor;

●	Not provide any investment advice or any investment recommendations to any investor;

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks); and

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, we will pay Alexander, concurrently with each closing of the offering, a cash fee equal to six percent (6.00%) of the gross proceeds of such closing. In addition, we will reimburse Alexander for all fees and expenses incurred by them in connection with this offering, up to a maximum of $100,000, and a success-based non-accountable expense allowance in the amount of one (1%) of the gross proceeds of the Offering, at the closing of the Offering. As of the date of this offering circular, we have paid the Placement Agent an advance of $10,000 for its anticipated out-of-pocket costs, applied towards the accountable expenses. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). Assuming that the maximum offering amount is sold, we estimate that the total fees that we will pay to Alexander will be approximately $450,000 plus the reimbursement expenses.

In connection with our current offering, we also in our earlier (now terminated) arrangement with Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), paid a one-time advance refundable set up fee of $25,000 to Dalmore.

Participation in the Offering by Benjamin

Benjamin, our wholly owned subsidiary, which is a broker-dealer registered with the SEC and a member of FINRA, will be participating (as defined in FINRA Rule 5110(j)(16)) in this public offering.

Our Chief Executive Officer, William T. Baker, who is also a registered representative of Benjamin, will be providing services and be engaged in activities in connection with the offering, including providing copies of this offering circular to potential investors who have accounts with Benjamin and discussing the offering with such investors. Mr. Baker will also has been involved and engaged in determining the price of the common stock being sold in the offering in consultation with Alexander.

Right of First Refusal

We have granted the Placement Agent, subject to certain exceptions, a right of first refusal for a period of 12 months following the closing of each offering to act as exclusive financial advisor, sole book-running manager, sole underwriter, sole placement agent or sole agent for each and every future debt financing or refinancing and public or private equity offering or acquisition or disposition by us or any of our successors or subsidiaries. This right of first refusal shall not apply to any capital raising transaction where we do not utilize the services of a broker-dealer or other intermediary as placement agent, underwriter, financial adviser or otherwise.

Tail Financing

We have also agreed to pay the Placement Agent a tail fee equal to six percent (6%) of the aggregate gross proceeds raised in an offering or capital-raising transaction of any kind, if any investor who was contacted or introduced to us by the Placement Agent during the term of its engagement provides us with capital in any public or private offering or other financing or capital raising transaction during the 18-month period following expiration or termination of our engagement of the Placement Agent.

Lock-up Agreements

We have agreed with the Placement Agent to be subject to a lock-up period of 360 days following the date of closing of this offering pursuant to this offering circular. This means that, during the applicable lock-up period, we may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into, or exercisable or exchangeable for, shares of common stock, subject to customary exceptions. The Placement Agent may waive the terms of this lock-up agreement in its sole discretion and without notice.

Process of Subscribing

Prospective investors investing through Alexander will acquire shares of our common stock through book-entry order by opening an account with Alexander or a soliciting dealer who is a member of the selling syndicate along with Alexander. In each such case, RBC Clearing & Custody, a division of RBC Capital Markets, LLC, as Alexander’s clearing firm, or such other soliciting dealer’s clearing firm, which we refer to as the Clearing Firm, shall serve as the clearing firm for the exclusive benefit of such investor. The investor will also be required to complete and submit a subscription agreement.

Our transfer agent is VStock Transfer, LLC, who we refer to as the Transfer Agent. The Transfer Agent will record and maintain records of the shares of common stock issued of record by us, including shares issued of record to the Depositary Trust Corporation, which we refer to as the DTC, or its nominee, Cede & Co., for the benefit of broker-dealers, including the Clearing Firm. The Clearing Firm, as the clearing firm, will maintain the individual shareholder beneficial records for accounts at Alexander and any soliciting dealers.

The process for investing through Alexander will work in the following manner. The Clearing Firm will enter into a custody agreement with us pursuant to which we will issue uncertificated securities to be held at the Clearing Firm, and the shares of common stock held at the Clearing Firm will be reflected as an omnibus position on our records and the transfer agent’s records in the name of the Clearing Firm, for the exclusive benefit of customers. We will open a brokerage account with the Clearing Firm and the Clearing Firm will hold the shares of common stock to be sold in the offering in book-entry form in our company’s Clearing Firm account. When the common stock is sold, the Clearing Firm maintains a record of each investor’s ownership interest in those securities. Under SEC no-action letters provided to other clearing firms in the past, including the SEC No Action Letter provided to Folio Investments, Inc., dated January 13, 2015, the Clearing Firm is allowed to treat the issuer as a good control location pursuant to Exchange Act Rule 15c3-3(c)(7) under these circumstances. The customer’s funds will not be transferred into a separate account awaiting the initial closing, or any other closing, but will remain in the customer’s account at the Clearing Firm pending instructions to release funds to us if and when we determine to have a closing. The customer will authorize Alexander, through its signing of the subscription agreement to release its subscription funds to us from its account at the Clearing Firm. We intend to apply for DTC eligibility of our shares and if our shares gain DTC eligibility then the shares held in the Clearing Firm accounts will be included in the position of DTC or its nominee, Cede& Co., on the records of the Transfer Agent.

The funds that will be used by an investor purchasing through Alexander or a soliciting dealer appointed by Alexander to purchase the securities are deposited by the investor at the time of the investor’s execution of the subscription agreement into a brokerage account at the Clearing Firm, which will be held by the investor. The funds for the investor’s account held at the Clearing Firm can be provided by check, wire, Automated Clearing House, or ACH, push, ACH pull, direct deposit, Automated Customer Account Transfer Service, or ACATS, or non-ACATS transfer. The funds will remain in the customer’s account after they are deposited and until we determine to have a closing, the prospective investor’s offer is cancelled, or this offering is withdrawn or expired.

We will notify the Clearing Firm when we wish to conduct a closing. The Clearing Firm executes the closing by transferring each investor’s funds from their Alexander accounts (or accounts of a syndicate member that also clears through the Clearing Firm) to our Clearing Firm account and transferring the correct number of book-entry shares to each investor’s account from our Clearing Firm account. The shares are then reflected in the investor’s online account and shown on the investor’s Alexander (or a syndicate member) account statements. Alexander or a syndicate member, as applicable, will also send trade confirmations individually to the investors.

How to Calculate Net Worth. For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in this offering.

In order to purchase the shares in this offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Offering Period and Expiration Date

This offering will start on or after the date that the offering statement is qualified by the SEC and will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after the offering statement to which this offering circular is attached has been qualified by the SEC or (3) the date on which this offering is earlier terminated by us and Alexander in our sole discretion.

Pricing of the Offering

Prior to the offering, there has been no public market for our securities. The initial public offering price was determined by our board of directors in its sole discretion without the input of an investment bank or other third party.  The principal factors considered in determining the initial public offering price include:

●	the information set forth in this offering circular;

●	our history and prospects and the history of and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by us.

Investment Limitations

As set forth in Title IV of the JOBS Act, there are limits on how many shares an investor may purchase if the offering does not result in a listing on a national securities exchange. The following would apply unless we are able to obtain a listing on a national securities exchange.

Generally, in the case of trading on the over-the-counter markets, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in the offering. The only investor in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act. If you meet one of the following tests you should qualify as an accredited investor:

(i) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares of our common stock in the offering;

(iii) You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv) You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares in this offering, with total assets in excess of $5,000,000;

(v) You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii) You are a trust with total assets in excess of $5,000,000, your purchase of shares of our common stock in the offering is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares in this offering; or

(viii) You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

NOTE: For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares.

No Selling Securityholders

Neither our chief executive officer, William T. Baker, nor any other associated persons of Benjamin, or any other person that is not associated with Benjamin, will be selling securityholders in this offering.

Blue Sky Law Considerations

The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. Accordingly, even if we are successful in having the shares available for trading on the OTC Market, investors should consider any secondary market for our securities to be a limited one. There is no guarantee that our stock will ever be quoted on the OTC Market. We intend to seek coverage and publication of information regarding our company in an accepted publication, which permits a “manual exemption”. This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer’s balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. We may not be able to secure a listing containing all of this information. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor’s, Moody’s Investor Service, Fitch’s Investment Service, and Best’s Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

We currently do not intend to and may not be able to qualify the shares for resale in other states which require shares to be qualified before they can be resold by our shareholders.

USE OF PROCEEDS

We estimate that, at a per share price of $5.00, the net proceeds from the sale of the 1,000,000 shares in this offering will be approximately $4,441,640, after deducting the estimated offering expenses of approximately $558,360.

We intend to use a portion of the net proceeds of this offering to pay off our existing bridge loan, to redeem a portion of our outstanding preferred stock, to provide working capital for our firm that will allow us to further expand our business in the area of investment banking, for marketing, administrative and corporate expenses, professional fees and compensation, and working capital reserves.

Our existing bridge loan was established in the form of an unsecured promissory note from the Company to MJC Builders of Knollwood, Inc., or the lender, which has been filed as an exhibit to the offering statement of which this offering circular forms a part. It has a principal amount of $370,000 and bears interest at a rate of 10% per year on the outstanding principal balance. The lender is not a member of FINRA and is not affiliated or associated with any member of FINRA that is participating (as defined in 5110(j)(16)) in this offering (i.e., it is not affiliated or associated with Alexander or Benjamin).

We are a holding company, and all of our operations are conducted through our wholly owned subsidiary, Benjamin. The “Net Remaining Proceeds” identified at the end of the table below will be used by us to fund the working capital needs of Benjamin, including, as described above, to further expand our business in the area of investment banking, for marketing, administrative and corporate expenses, professional fees and compensation, and working capital reserves. Accordingly, at least five percent of the net offering proceeds, not including underwriting compensation, are intended to be directed to Benjamin, its affiliates and associated persons, in the aggregate.

The following table below sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale in this offering by us. For further discussion, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Plan of Operations.”

	25% of Offering Sold	50% of Offering Sold	75% of Offering Sold	100% of Offering Sold
Offering Proceeds
Shares Sold	250,000	500,000	750,000	1,000,000
Gross Proceeds	$1,250,000	$2,500,000	$3,750,000	$5,000,000
Total Before Expenses	$1,250,000	$2,500,000	$3,750,000	$5,000,000

Offering Expenses
6% Sales Commission	$75,000	$150,000	$225,000	$300,000
Expense Allowance (Accountable and Non-Accountable)	112,500	125,000	137,500	150,000
Legal & Accounting	65,000	65,000	65,000	65,000
Publishing/EDGAR	5,000	5,000	5,000	5,000
Transfer Agent	500	500	500	500
Fee Paid to Dalmore	25,000	25,000	25,000	25,000
Blue Sky Compliance	12,860	12,860	12,860	12,860
Total Offering Expenses	$295,860	$383,360	$470,860	$558,360

Amount of Offering Proceeds Available for Use	$954,140	$2,116,640	$3,279,140	$4,441,640

Expenditures
Payoff of Bridge Loan	$550,000	$550,000	$550,000	$550,000
Redemption of Preferred Stock (including payment of dividends)	486,000	486,000	486,000	486,000

Total Expenditures	$1,036,000	$1,036,000	$1,036,000	$1,036,000

Net Remaining Proceeds	$(81,860)	$1,080,640	$2,243,140	$3,405,640

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see the section entitled “Risk Factors” on page 3.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of our company.

DESCRIPTION OF BUSINESS

Our Company

We are a holding company that owns all of the issued and outstanding capital stock of Benjamin Securities, Inc., or Benjamin. Benjamin is a boutique investment firm established in 1977 and has been a FINRA licensed broker-dealer since 1979 and a registered investment advisor registered with the SEC since 1987. On May 24, 2022, FINRA granted the application of Benjamin to expand its business to include investment banking services, and the application was confirmed complete by FINRA on October 20, 2022. Our broker-dealer business engages in the purchase and sales of securities for individuals, high net worth individuals and retirement plans with typical investable assets in the range of $100,000 to $5,000,000 in exchange for a commission and our investment advisory business serves the same type of clients for a fee based on a percentage of assets under management. We do not have a minimum account size; rather, we aim to establish long-term relationships with our customers. Our investment strategy is that of the classic value investor, seeking growth and dividends compounding returns for long-term capital appreciation and income. We typically select individual stocks or bonds for our clients based on value, sustainable earnings growth and consistent dividends over time. Investments are diversified across industries and geographical regions and each customer’s portfolio is custom designed based on age, risk tolerance and other personal objectives.

Our Industry

We believe there is significant growth, profit potential, and opportunity in the financial services industry over the near and long term. Growth in overall economic activity, growth in investable funds, and globalization of the world economy over the long term should continue to provide growth in the financial services industry. While the future economic environment may not be as favorable as recent history, we believe these trends will result in long term growth for the financial services industry.

Our Services

Benjamin is currently engaged in the Registered Investment Advisory business where we provide investment selection, securities purchases, and securities sales services for our clients under a fee agreement. These agreements generally pay us a percentage of assets under management, which align our goals of increased revenue with the clients’ goals of asset growth.

We are also engaged in the securities brokerage business where we provide advice and order execution services for a commission.

Benjamin also provides investment banking and capital markets advisory services as well as marketing and sales support for capital market transactions.

Our Customer Base

Our typical customer has between $100,000 and $5,000,000 in investable assets. We believe this market presents opportunity as it is generally underserved by the larger investment firms. Also, many firms that handle accounts in this asset range do not actively manage the assets.

Our capital markets clients are typically smaller companies that need investment banking services too small for larger firms.

Competitive Strengths

Competition is strong in the financial services industry. We compete against small local brokers and asset managers, as well as large, multinational banks, Investment Banking firms, and large asset managers. We believe that we distinguish ourselves by maintaining strong client relationships.

In asset management and securities brokerage, we believe that the methodology we use in making investment decisions (using earnings estimates for one and three year periods as well as price to earnings ratios to calculate what we consider to be a fair market range for the stocks we invest in) distinguishes us from many of the smaller or regional asset managers.

Growth Strategies

Our strategy is to grow our core businesses of asset management and advisory services. We believe that asset management is one of the fastest growing segments of the financial services industry. Not only will we focus on internal growth of our asset management and advisory services business, but we will also consider acquiring other advisory firms that not only fit with our strategy, but present favorable returns on invested capital.

We intend to expand our investment banking services, as well as principal investments and trading. Investment banking represents an opportunity for us as a member of a selling group, as an underwriter, as well as in mergers and acquisitions advisory work.

In addition, we will be looking to expand our geographic reach. We believe there is plenty of growth opportunity by expanding our geographic reach nationally, as well as internationally.

Our Sales and Marketing Strategy

To date, we have not engaged in any substantial sales and marketing activity and have not invested any significant capital or time seeking to obtain new clients through marketing efforts. Almost all of our clients come through referrals from other clients and others in the industry that we have relationships with. In the future, we plan to increase our business development efforts through participating in industry conferences, enhancing our website, engaging potential clients through social media, advertising and engaging in other customary sales and marketing activities.

Our Intellectual Property

We do not own any material intellectual property.

Employees and Contractors

We currently have 7 full-time employees and 5 part-time employees. Most of our full-time and part-time employees are located in New York. We also rely on independent contractors in the areas of legal and accounting.

Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of participants in those markets. In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws. Benjamin, our wholly-owned subsidiary, is registered as a broker-dealer with the SEC and is a FINRA member and it is also registered in 19 states. Accordingly, Benjamin is subject to regulation and oversight by the SEC and FINRA, a self-regulatory organization, which is itself subject to oversight by the SEC and which adopts and enforces rules governing the conduct, and examines the activities, of its member firms. State securities regulators also have regulatory or oversight authority over Benjamin. Our business may also be subject to regulation by foreign governmental and regulatory bodies and self-regulatory authorities in other countries.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, record-keeping, the financing of customers’ purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker- dealer and member of various self-regulatory organizations, Benjamin is subject to the SEC’s uniform net capital rule, Rule 15c3-1 of the Exchange Act, which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of its assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC’s uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

The SEC has adopted rule amendments that establish alternative net capital requirements for broker-dealers that are part of a consolidated supervised entity. As a condition to its use of the alternative method, a broker-dealer’s ultimate holding company and affiliates (referred to collectively as a “consolidated supervised entity”) must consent to group-wide supervision and examination by the SEC. If we elect to become subject to the SEC’s group-wide supervision, we will be required to report to the SEC computations of our capital adequacy.

The effort to combat money laundering and terrorist financing is a priority in government policy with respect to financial institutions. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities.

Through these and other provisions, the USA PATRIOT Act of 2001 seeks to promote the identification of parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside the United States contain some similar provisions.

The obligation of financial institutions, including us, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs, and any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines and, potentially, other liabilities.

Certain of our businesses are subject to compliance with laws and regulations of the United States, state governments, foreign governments and their respective agencies and/or various self- regulatory organizations or exchanges relating to the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of our operation and profitability.

Legal Proceedings

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

DESCRIPTION OF PROPERTY

Our principal offices are located at 750 Veterans Memorial Highway, Suite 210, Hauppauge, NY 11788. We lease our office space under a lease which currently goes through December 31, 2023 and currently pay a monthly rental rate of approximately $2,874.

We believe that this property has been adequately maintained, is generally in good condition, and is suitable and adequate for our business.

We do not currently lease or own any other real property.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this offering circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this offering circular.

Overview

We are a holding company that owns all of the issued and outstanding stock of Benjamin Securities, Inc., or Benjamin. Benjamin is a boutique investment firm established in 1977 and has been a FINRA licensed broker-dealer since 1979 and a registered investment advisor registered with the SEC since 1987. On May 24, 2022, FINRA granted the application of Benjamin to expand its business to include investment banking services, and the application was confirmed complete by FINRA on October 20, 2022. We have begun to engage in investment banking service and generate revenue. Our broker-dealer business engages in the purchase and sales of securities for individuals, high net worth individuals and retirement plans with typical investable assets in the range of $100,000 to $5,000,000 in exchange for a commission and our investment advisory business serves the same type of clients for a fee based on a percentage of assets under management. We do not have a minimum account size; rather, we aim to establish long-term relationships with our customers. We are classic value investors seeking growth and dividends compounding returns for long-term capital appreciation and income. We typically select individual stocks or bonds based on value, sustainable earnings growth and consistent dividends over time. Investments are diversified across industries and geographical regions and each customer’s portfolio is custom designed based on age, risk tolerance and other personal objectives.

Recent Developments

On June 7, 2022 we completed a 7,500-for-1 forward stock split of our outstanding common stock. As a result of this stock split, our issued and outstanding common stock was increased from 200 shares to 1,500,000 shares. All share and per share information contained in this offering circular reflects this stock split.

Emerging Growth Company

Upon the completion of this offering, we may elect to become a public reporting company under the Exchange Act. We will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

Comparison of Six Months Ended February 28, 2023 and 2022

The following table sets forth key components of our results of operation for the six months ended February 28, 2023 and February 28, 2022:

Revenue:	For Six Months Ended February 28, 2023 and 2022
	2023 (unaudited)	2022 (unaudited)
Income from Investment in Benjamin Securities	$279,208	$32,846

Expenses:
Professional fees	24,700	30,375
Other	1,660	402
Total expenses	26,360	30,777

Net profit	$252,848	$2,069

For the six months ended February 28, 2023, we generated revenue in the amount of $279,208 and our expenses totaled $26,360, which consisted primarily of compensation for employees and consultants, professional fees and other expenses incurred in connection with general operations. As a result of the foregoing, our net profit for the six months ended February 28, 2023 was $252,848.

For the six months ended February 28, 2022, we generated revenue in the amount of $32,846 and our expenses totaled $30,777, which consisted primarily of compensation for employees and consultants, professional fees and other expenses incurred in connection with general operations. As a result of the foregoing, our net profit for the six months ended February 28, 2022 was $2,069.

Comparison of Fiscal Years Ended August 31, 2022 and 2021

The following table sets forth key components of our results of operation for the fiscal years ended August 31, 2022 and August 31, 2021:

Revenue:	For The Years Ended August 31, 2022 and 2021
	2022	2021
Commissions	$544,608	$439,660
Advisory fees	495,963	483,213
Other	(6,492)	48,734
Total revenue	1,034,079	971,607

Expenses:
Professional fees	426,292	380,559
Employee compensation and related payroll taxes	293,139	278,110
Commissions and clearance	125,970	98,227
Occupancy	39,654	39,538
Meals, entertainment and auto	35,818	40,693
State and local taxes	12,921	25,555
Exchange fees and dues	27,401	17,561
Data services	19,784	15,273
Dues and subscriptions	9,973	10,227
Telephone	12,537	11,701
Interest expense	89	432
Other	28,668	28,905
Total expenses	1,032,247	946,782
Net loss	$(1,832)	$(24,826)

For the year ended August 31, 2022, we generated revenue in the amount of $1,034,079 and our expenses totaled $1,032,247, which consisted primarily of compensation for employees and consultants, professional fees and other expenses incurred in connection with general operations. As a result of the foregoing, our net loss for the year ended August 31, 2022 was $(1,832).

For the year ended August 31, 2021, we generated revenue in the amount of $971,607 and our expenses totaled $946,782, which consisted primarily of compensation for employees and consultants, professional fees and other expenses incurred in connection with general operations. As a result of the foregoing, our net loss for the year ended August 31, 2021 was $(24,826).

Liquidity and Capital Resources

As of six months ended February 28, 2023, we had cash and cash equivalents in the amount of $10,001 and total liabilities of $460,083. The following table sets forth a summary of our cash flows for the periods presented:

	Six Months Ended		Year Ended
	February 28, 2023	February 28, 2022	August 31, 2022	August 31, 2021
Net cash provided by (used in) operating activities	$302,848	$2,068	$22,139	$(10,974)
Net cash provided by (used in) financing activities	(15,000)	(14,500)	(29,500)	(62,000)
Cash and cash equivalents at beginning of period	1,362	11,209	41,663	114,638
Cash and cash equivalents at end of period	$10,001	$15,431	$34,304	$41,664

The auditors’ opinion included in our audited financial statements for the year ended August 31, 2022 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. As reflected in the financial statements, we had an accumulated deficit of $160,958 at August 31, 2022. We also had accounts payable of $75,768, and a note payable of $410,083 on the balance sheet at August 31, 2022. These factors raise substantial doubt about our ability to continue as a going concern. We are attempting to operate and generate sufficient revenue. We also intend to raise additional funds by way of this offering. While we believe in the viability of our strategy, our ability to generate sufficient revenue, and our ability to raise additional funds, there can be no assurances to that effect. Our ability to continue as a going concern is dependent upon our ability to further implement our business plan and generate sufficient revenue and our ability to raise additional funds. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Off-Balance Sheet Arrangements

As of six month ended February 28, 2023, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents

The Company and its Subsidiary define cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition

Effective July 1, 2018, the Company and its Subsidiary, adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company and its Subsidiary applied the modified retrospective method of adoption which resulted in no adjustment as of September 1, 2018 to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company and its Subsidiary’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees

Advisory fees are earned by the Subsidiary for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Commission Revenue and Related Clearing Expenses

Commissions for brokering securities transaction, and related clearing expenses are recorded by the Subsidiary when earned, on a trade date basis.

Other revenue

Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

Disaggregation of Revenue

All of the Company and its Subsidiaries revenues for the years ended August 31, 2022 and 2021 have been disaggregated on the Statement of Income.

Receivables and Contract Balances

Receivables arise when the Company and its Subsidiary have an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of six months ended February 28, 2023 and six months ended February 28, 2022.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company and its Subsidiary’s unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Consolidated Statement of Financial Condition. As of six months ended February 28, 2023 and 2022, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company and its Subsidiary satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of six months ended February 28, 2023 and 2022 there were no contract liabilities.

Due from Clearing Brokers

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

Income Taxes

The Company and its Subsidiary are taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2022, 2021 and 2020 remain open to examination by the major taxing jurisdictions to which the entity is subject.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company and its Subsidiary are evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company and its Subsidiary believe the impact of the ASU is minimal due to the nature of the lease.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the name and position of each of our current executive officers, director and significant employees.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
William Thomas Baker	Chief Executive Officer, President, Chief Financial Officer and Director	60	Since 2010	N/A

William Thomas Baker, CEO, President, CFO and Director

William Thomas Baker has served as our Chief Executive Officer, President, Chief Financial Officer and our sole director since our inception in 2010 and has served as President and Chief Compliance Officer of the Company’s subsidiary, Benjamin Securities since August 2011.

Directors are elected until their successors are duly elected and qualified.

There are no family relationships between any director, executive officer, or any significant employee.

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the annual compensation of each of the three highest paid persons who were executive officers or directors during our last completed fiscal year ended August 31, 2022.

Name	Capacities in which Compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
William Thomas Baker	Chief Executive Officer, President and Chief Financial Officer	217,600	0	217,600

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our voting stock as of July 7, 2023 (i) by each of our three highest paid officers and directors; (ii) by all of our officers and directors as a group; and (iii) by each shareholder who beneficially owns more than 10% of any class of our voting securities. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as set forth below, each of the beneficial owners listed below has direct ownership of and sole voting power and investment power with respect to the shares. Unless otherwise specified, the address of each of the persons set forth below is in care of our company at 750 Veterans Memorial Highway, Suite 210, Hauppauge, NY 11788.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable(1)	Percent of class(2)
Common Stock	William Thomas Baker	850,200	-	56.68%
Common Stock	All directors and officers as a group	850,200	-	56.68%
Common Stock	Peter Williams	300,000		20,00%
Common Stock	Gregory Adams	199,800		13.32%

(1)	Includes any securities acquirable within 60 days in accordance with SEC Rule 13d-3(d)(1).

(2)	Based on 1,500,000 shares of our common stock outstanding as of July 7, 2023.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

There have not been any transactions since the beginning of our 2021 fiscal year, nor is there any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”).

SECURITIES BEING OFFERED

This offering relates to the sale of up to 1,000,000 shares of common stock of our company.

Our authorized capital stock consists of 100,000,000 shares of common stock, $.0001 par value per share, and 50,000,000 shares of preferred stock, par value $.0001. As of the date of this offering circular, there are 1,500,000 shares of our common stock issued and outstanding and 14 shares of preferred stock issued and outstanding. We expect to redeem 10 of the 14 issued and outstanding preferred shares using a portion of the proceeds of this offering. See the section entitled “Use of Proceeds.”

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the offering statement of which this offering circular is a part.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our articles of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A and Series B Preferred Stock. We are authorized to issue 7 shares of Series A preferred stock and 7 shares of Series B preferred stock, all of which have been issued and are outstanding. The Series A and Series B Preferred Stock have the following rights and preferences:

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of our Series A and Series B preferred stock rank senior to all shares of common stock.

Liquidation Rights. In the event of our voluntary or involuntary liquidation, dissolution or winding up or certain mergers, consolidations and asset sales, before any payment is made to the holders of our common stock, the holders of our Series A and Series B preferred stock shall be entitled to be paid out of the funds and assets available for distribution to our stockholders, an amount per share equal to one hundred thousand dollars ($100,000) for each such share of Series A and Series B preferred stock, which amount we refer to as the Series A and B liquidation preference, plus any dividends accrued but unpaid thereon. If upon any such events, the funds and assets available for distribution to our stockholders is insufficient to pay the Series A and Series B preferred stockholders the full amount to which they are entitled, the Series A and Series B preferred stockholders shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A and Series B preferred stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividend Rights. Holders of Series A and Series B preferred stock are entitled to receive dividends at the rate per annum of 10.0% of the original per share purchase price of $50,000, which dividends shall be cumulative.

Board of Directors. Holders of Series A Preferred Stock and Series B Preferred Stock are entitled to elect one member of the Company’s Board of Directors.

Transfer Agent and Registrar

We have engaged VStock Transfer, LLC as our transfer agent and registrar. VStock address is 8 Lafayette Place, Woodmere, NY 11598 and its telephone number is (212) 828-8436. VStock maintains a website at www.vstocktransfer.com.

Shares Eligible for Future Sale

Prior to this offering, there was no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our shares.

The 2,500,000 shares of common stock outstanding after this offering will be restricted as a result of securities laws. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act.

Rule 144

A person who has beneficially owned restricted shares of common stock for at least six months would be entitled to sell their shares provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

●	1% of the number of shares then outstanding, which will equal 25,000 shares of common stock immediately after this offering; and

●	the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Bevilacqua PLLC.

EXPERTS

Our financial statements for the years ended August 31, 2021 and 2022 included in this offering circular have been audited by BF Borgers CPA PC, an independent registered public accounting firm, as stated in its report appearing herein.  Such financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the common stock offered by this offering circular. This offering circular does not contain all of the information included in the offering statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference. Upon the closing of this offering, we will be subject to the informational requirements of Tier 2 of Regulation A and will be required to file annual reports, semi-annual reports, current reports and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the offering statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

FINANCIAL STATEMENTS

Page

Unaudited Consolidated Financial Statements for the Six Months Ended February 28, 2023 and 2022
Consolidated Statement of Financial Condition for the Periods September 1, 2022 to February 28, 2023 and September 1, 2021 to February 28, 2022 (unaudited)	F-4
Consolidated Statement of Income for the Periods September 1, 2022 to February 28, 2023 and September 1, 2021 to February 28, 2022 (unaudited)	F-5
Consolidated Statement of Cash Flows for the periods September 1, 2022 to February 28, 2023 and September 1, 2021 to February 28, 2022 (unaudited)	F-6
Notes to Consolidated Financial Statements (unaudited)	F-8

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023 AND SEPTEMBER 1, 2021

TO FEBRUARY 28, 2022

(UNAUDITED)

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

TABLE OF CONTENTS

FOR THE PERIODS SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023 AND SEPTEMBER 1, 2021

TO FEBRUARY 28, 2022

(UNAUDITED)

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2022 AND 2023

(UNAUDITED)

	As of February 28,
	2023	2022
ASSETS
Current Assets:
Cash	$10,001	$15,431
Total current assets	10,001	15,431

Property and Equipment

Depreciable assets	1,251
Accumulated depreciation	(1,251)
Net property and equipment	0	0

Other Assets
Investment in Benjamin securities Inc.	378,839	100,782

Total other assets	388,840	100,782

Total Assets	388,840	116,213

LIABILTIES AND STOCKHOLDER’S EQUITY

Current liabilities
Loan Payable	460,083	410,083
Total Liabilities	460,083	410,083

STOCKHOLDER’S EQUITY:

Capital stock	2,900	2,900
Preferred stock	598,015	598,015
Return of capital	(682,063)	(667,063)
Dividends paid	(82,000)	(67,000)
Accumulated deficit	(160,943)	(162,791)
Net Income	252,848	2,069

Total stockholder’s equity	(71,243)	(293,870)

Total liabilities and stockholder’s equity	$388,840	$116,213

The accompanying notes are an integral part of this statement.

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

FOR THE PERIODS SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023 AND SEPTEMBER 1, 2021

TO FEBRUARY 28, 2022

(UNAUDITED)

	As of February 28,
	2023	2022
Revenue:
Income from Investment in Benjamin Securities	$279,208	$32,846

Expenses:
Professional fees	24,700	30,375
Other	1,660	402
Total expenses	26,360	30,777

Net profit/loss	$252,848	$2,069

The accompanying notes are an integral part of this statement.

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD OF SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023

(UNAUDITED)

For The Period of September 2022 through February 2023
Net Income	252,848
Loan Payable	50,000
Net cash provided by Operating Activities	$302,848

Investing Activities:
Investment in Benjamin Securities	(279,208)
Net cash provided by Investing Activities	(279,208)

Financing Activities:
Return of Capital	-
Dividends Paid	(15,000)
Net cash provided by Financial Activities	(15,000)
Net cash increase for period	8,640
Cash at beginning of period	1,362
Cash at end of the period	10,001

The accompanying notes are an integral part of this statement.

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD OF SEPTEMBER 1, 2021 TO FEBRUARY 28, 2022

(UNAUDITED)

For The Period of September 2021 through February 2022
Net Income	$2,068
Net cash provided by Operating Activities	2,068

Investing Activities:
Investment in Benjamin Securities	16,654
Net cash used in Investing Activities	16,654

Financing Activities:
Return of Capital	(9,500)
Dividends Paid	(5,000)
Net cash provided by Financial Activities	(14,500)
Net cash increase for period	4,222
Cash at beginning of period	11,209
Cash at end of the period	15,431

The accompanying notes are an integral part of this statement.

UNAUDITED

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023 AND SEPTEMBER 1, 2021

TO FEBRUARY 28, 2022

(UNAUDITED)

1. Organization and Nature of Business

Baker Global Asset Management, Inc. (the “Company”) is a Corporation that was formed in the state of New York and commenced operations on May 12, 2010. The Company wholly-owns Benjamin Securities, Inc. (the “Subsidiary”).

Benjamin Securities, Inc. (the “Subsidiary”), was incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company does not clear trades or carry customer accounts. The Company has entered into clearing agreements with unaffiliated registered broker-dealers (the “clearing brokers”) that are members of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing brokers are responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Subsidiary acts as an introducing broker, and its activities consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

2. Significant Accounting Policies

Basis of accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

The Company and its Subsidiary define cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023 AND SEPTEMBER 1, 2021

TO FEBRUARY 28, 2022

(UNAUDITED)

2. Significant Accounting Policies (continued)

Revenue recognition

Effective July 1, 2018, the Company and its Subsidiary, adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company and its Subsidiary applied the modified retrospective method of adoption which resulted in no adjustment as of September 1, 2018 to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company and its Subsidiary’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees

Advisory fees are earned by the Subsidiary for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Commission Revenue and Related Clearing Expenses

Commissions for brokering securities transaction, and related clearing expenses are recorded by the Subsidiary when earned, on a trade date basis.

Other revenue

Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

Disaggregation of Revenue

All of the Company and its Subsidiaries revenues for the year ended August 31, 2020 and 2019 have been disaggregated on the Statement of Income.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023 AND SEPTEMBER 1, 2021

TO FEBRUARY 28, 2022

(UNAUDITED)

2. Significant Accounting Policies (continued)

Revenue recognition (continued)

Receivables and Contract Balances

Receivables arise when the Company and its Subsidiary have an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of February 28, 2022 and 2023.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company and its Subsidiary’s unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Consolidated Statement of Financial Condition. As of February 28, 2023 and 2022, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company and its Subsidiary satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of February 28, 2023 and 2022 there were no contract liabilities.

3. Due from clearing brokers

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

4. Income taxes

The Company and its Subsidiary are taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2022, 2021 and 2020 remain open to examination by the major taxing jurisdictions to which the entity is subject.

5. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company and its Subsidiary are evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company and its Subsidiary believe the impact of the ASU is minimal due to the nature of the lease.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023 AND SEPTEMBER 1, 2021

TO FEBRUARY 28, 2022

(UNAUDITED)

6. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Subsidiary’s customer activities involve the execution and settlement of various customer securities transactions. The activities may expose the Company and its Subsidiary to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Subsidiary has to purchase or sell the financial instrument underlying the contract at a loss. The Subsidiary does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3 of the Securities and Exchange Commission.

7. Concentration of Credit Risk

Cash

The Company and its Subsidiary maintain principally all cash balances in two financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company and its Subsidiary is solely dependent upon daily bank balances and the strength of the financial institution. The Company and its Subsidiary have not incurred any losses on this account. At February 28, 2022 and 2021, the amount in excess of insured limits were $0, respectively.

8. Fixed Assets

Fixed assets consisted of the following as of February 28, 2023 and 2022.

		Useful Life
Fixed Assets	$1,251	5 years
Less: Accumulated depreciation	$1,251
Net fixed assets	-

Fixed assets were fully depreciated as of February 28, 2023 and 2022.

9. COVID-19

Management is still evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s operations, the specific impact is not readily determinable as of the date of these financial statements. The Consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS SEPTEMBER 1, 2022 TO FEBRUARY 28, 2023 AND SEPTEMBER 1, 2021

TO FEBRUARY 28, 2022

(UNAUDITED)

10. Note Payable

The Company entered into a note and warrant agreement with a third party (“the Holder”) on July 19, 2019 which was then amended on September 30, 2020. The Holder purchased an unsecured promissory note (the “Note”) issued by the Company in the amount of $370,000, at an interest rate of 10% per annum. In connection with such purchase of the Note, the Holder also received a warrant for the purchase of such number of shares of the Common Stock of the Company, no par value per share that is equal to the quotient of $37,000 divided by divided by the price per share at which securities of the Company are sold in its next planned offering under Reg A of the Act or any other public or private offering of its securities (the “Warrant”). The Note and accrued interest was $410,083 as of February 28, 2023 and 2022.

The Company received a loan in the amount of $50,000 on October 31, 2022. This loan remains payable as of February 28, 2023.

11. Subsequent Events

The Company and its Subsidiary have evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the Consolidated financial statements. The evaluation was performed through the date the financial statements were available to be issued. The Company intends to make a Reg A offering of its securities which they estimate will have a significant impact to its future operations.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Baker Global Asset Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Baker Global Asset Management, Inc. as of August 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has a significant accumulated deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2020

Lakewood, CO

April 20, 2023

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2022 AND 2021

	As of August 31,
	2022	2021
ASSETS
Cash	$34,304	$114,638
Due from clearing brokers	183,323	116,779
Loan receivables	-	-
Securities not readily marketable	3	10,864
Other assets	9,116	11,368
Total assets	$226,746	$180,674

LIABILITIES AND STOCKHOLDER’S EQUITY

Liabilities:
Accounts payable and accrued expenses	$75,768	$52,030
Note payable	410,083	410,083
Bank loan payable	50,000	-

Total liabilities	535,852	462,113

STOCKHOLDER’S EQUITY:
Capital stock	2,900	2,900
Preferred stock	598,015	598,015
Return of capital	(682,063)	(657,563)
Dividends paid	(67,000)	(62,000)
Accumulated deficit	(160,958)	(162,791)

Total stockholder’s equity	(309,106)	(281,439)

Total liabilities and stockholder’s equity	$226,746	$180,674

The accompanying notes are an integral part of this statement.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

AS OF AND FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021

	For The Year Ended August 31,
	2022	2021
Revenue:
Commissions	$544,608	$439,660
Advisory fees	495,963	483,213
Other	(6,492)	48,734
Total revenue	1,034,079	971,607

Expenses:
Professional fees	426,292	380,559
Employee compensation and related payroll taxes	293,139	278,110
Commissions and clearance	125,970	98,227
Occupancy	39,654	39,538
Meals, entertainment and auto	35,818	40,693
State and local taxes	12,921	25,555
Exchange fees and dues	27,401	17,561
Data services	19,784	15,273
Dues and subscriptions	9,973	10,227
Telephone	12,537	11,701
Interest expense	89	432
Other	28,668	28,905
Total expenses	1,032,247	946,782

Net profit/loss	$1,832	$24,826

The accompanying notes are an integral part of this statement.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONDOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

AS OF AND FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021

	CAPITAL	PREFERRED	RETURN OF	DIVIDENDS	ACCUMULATED	TOTAL STOCKHOLDER’S
	STOCK	STOCK	CAPITAL	PAID	DEFICIT	EQUITY
STOCKHOLDER’S EQUITY, AUGUST 31, 2018	$2,900	$598,015	$(444,264)	$(15,000)	$(40,481)	$101,170
RETURN OF CAPITAL			(145,725)			(145,725)
NET LOSS					(127,454)	(127,454)
STOCKHOLDER’S EQUITY, AUGUST 31, 2019	2,900	598,015	(589,989)	(15,000)	(167,935)	(172,009)
RETURN OF CAPITAL			(52,573)			(52,573)
NET LOSS					24,826	24,826
STOCKHOLDER’S EQUITY, AUGUST 31, 2020	$2,900	$598,015	$(642,562)	$(15,000)	$(187,617)	$(244,264)
RETURN OF CAPITAL			(15,000)	(47,000)		(62,000)
NET LOSS					24,826	24,826
STOCKHOLDER’S EQUITY, AUGUST 31, 2021	$2,900	$598,015	$(657,562)	$(62,000)	$(162,791)	(281,438)
RETURN OF CAPITAL			$(24,501)	$(5,000)	$	$(29,501)
NET INCOME					1,834	1,834
STOCKHOLDER’S EQUITY, AUGUST 31, 2022	$2,900	$598,015	$(682,063)	$(67,000)	$(160,957)	(309,106)

The accompanying notes are an integral part of this statement.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

AS OF AND FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021

	For The Year Ended August 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,832	$24,826
Adjustments to reconcile net income to net cash used in operating activities:
(Increase) decrease in operating assets:
Due from clearing brokers	(66,544)	38,322
Loan receivables	-	-
Securities not readily marketable	10,861	(4,578)
Other assets	2,252	12,865
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	23,738	(45,309)
Note payable	50,000	-
Bank loan payable	-	(37,100)
Net cash used in operating activities	22,139	(10,974)

CASH FLOWS FROM FINANCING ACTIVITIES:
Return of capital	(29,500)	(62,000)
Net cash (used in) provided by financing activities	(29,500)	(62,000)

NET (DECREASE) INCREASE IN CASH	(7,360)	(72,974)

CASH AT BEGINNING OF THE YEAR	41,663	114,638

CASH AT END OF THE YEAR	$34,304	$41,664

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest and penalties	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of this statement.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021

1. Organization and Nature of Business

Baker Global Asset Management, Inc. (the “Company”) is a Corporation that was formed in the state of New York and commenced operations on May 12, 2010. The Company wholly-owns Benjamin Securities, Inc. (the “Subsidiary”).

Benjamin Securities, Inc. (the “Subsidiary”), was incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company does not clear trades or carry customer accounts. The Company has entered into clearing agreements with unaffiliated registered broker-dealers (the “clearing brokers”) that are members of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing brokers are responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Subsidiary acts as an introducing broker, and its activities consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

2. Significant Accounting Policies

Basis of accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and cash equivalents

The Company and its Subsidiary define cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021

2. Significant Accounting Policies (continued)

Revenue recognition

Effective July 1, 2018, the Company and its Subsidiary, adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company and its Subsidiary applied the modified retrospective method of adoption which resulted in no adjustment as of September 1, 2018 to opening members equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company and its Subsidiary’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees

Advisory fees are earned by the Subsidiary for providing general investor-related advice and are earned, in accordance with the terms of their respective contracts, only when performance obligations have been fully met.

Commission Revenue and Related Clearing Expenses

Commissions for brokering securities transaction, and related clearing expenses are recorded by the Subsidiary when earned, on a trade date basis.

Other revenue

Other revenue includes interest income and reimbursed postage fees. Postage fee reimbursements are recognized as they are incurred.

Disaggregation of Revenue

All of the Company and its Subsidiaries revenues for the year ended August 31, 2022 and 2021 have been disaggregated on the Statement of Income.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021

2. Significant Accounting Policies (continued)

Revenue recognition (continued)

Receivables and Contract Balances

Receivables arise when the Company and its Subsidiary have an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of August 31, 2022 and 2021.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company and its Subsidiary’s unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Consolidated Statement of Financial Condition. As of August 31, 2022 and 2021, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company and its Subsidiary satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of August 31, 2022 and 2021, there were no contract liabilities.

3. Due from clearing brokers

Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short-term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates.

4. Income taxes

The Company and its Subsidiary are taxed under the provisions of Subchapter C of the Internal Revenue Code. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The tax years 2022, 2021 and 2020 remain open to examination by the major taxing jurisdictions to which the entity is subject.

5. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company and its Subsidiary are evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company and its Subsidiary believe the impact of the ASU is minimal due to the nature of the lease.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021

6. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Subsidiary’s customer activities involve the execution and settlement of various customer securities transactions. The activities may expose the Company and its Subsidiary to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Subsidiary has to purchase or sell the financial instrument underlying the contract at a loss. The Subsidiary does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3 of the Securities and Exchange Commission.

7. Concentration of Credit Risk

Cash

The Company and its Subsidiary maintain principally all cash balances in two financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company and its Subsidiary is solely dependent upon daily bank balances and the strength of the financial institution. The Company and its Subsidiary have not incurred any losses on this account. At August 31, 2021 and August 31, 2022, the amount in excess of insured limits were $0, respectively.

8. Fixed Assets

Fixed assets consisted of the following as of August 31, 2022 and 2021:

		Useful Life
Fixed Assets	$1,251	5 years
Less: Accumulated depreciation	1,251
Net fixed assets	$-

Fixed assets are fully depreciated as of August 31, 2022 and 2021.

9. COVID-19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s operations, the specific impact is not readily determinable as of the date of these financial statements. The Consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. Bank Loan Payable

In response to COVID-19, the Subsidiary submitted an SBA loan application for $37,100, which was computed based on the qualifying expenses in 2019. The Subsidiary was approved by its bank and the SBA and the loan was issued to the Subsidiary on April 20, 2020. The amount of the loan is reported on the Consolidated Statement of Financial Condition as Bank Loan Payable. The Subsidiary has qualified and been formally granted full loan forgiveness.

BAKER GLOBAL ASSET MANAGEMENT INC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021

11. Note Payable

The Company entered into a note and warrant agreement with a third party (“the Holder”) on July 19, 2019 which was then amended on September 30, 2020. The Holder purchased an unsecured promissory note (the “Note”) issued by the Company in the amount of $370,000, at an interest rate of 10% per annum. In connection with such purchase of the Note, the Holder also received a warrant for the purchase of such number of shares of the Common Stock of the Company, no par value per share that is equal to the quotient of $37,000 divided by divided by the price per share at which securities of the Company are sold in its next planned offering under Reg A of the Act or any other public or private offering of its securities (the “Warrant”). The Note and accrued interest was $410,083 as of August 31, 2021 and $410,083 as of August 31, 2022.

12. Subsequent Events

The Company and its Subsidiary have evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the Consolidated financial statements. The evaluation was performed through the date the financial statements were available to be issued. The Company intends to make a Reg A offering of its securities which they estimate will have a significant impact to its future operations.